Exhibit 99.1

Titan Medical to Participate at Upcoming Investment Conferences

TORONTO--(BUSINESS WIRE)--February 25, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in single-port minimally invasive surgery (“MIS”), today announced that Company management will be participating in two upcoming investor conferences.

  BTIG Annual Healthcare Conference in Snowbird, Utah: February 27 – 28, 2019. Management will participate in one-on-one meetings with the investment community on Wednesday, February 27.
  The 31st Annual ROTH Conference in Laguna Niguel, Calif: March 18 – 19, 2019. Management will present a corporate overview on Monday, March 18 at 11:00 a.m. local time.

The ROTH presentation will be webcast live and available for replay in the Investors section of Titan Medical’s website at titanmedicalinc.com/investors.

About Titan Medical

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends initially to pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

CONTACT:
LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com